

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Fawad Maqbool
Chairman, President, and Chief Executive Officer
Amplitech Group Inc.
620 Johnson Avenue
Bohemia, NY 11716

   Re: Amplitech Group Inc.
    Preliminary Information Statement on Schedule 14C
    Filed October 14, 2020
    Revised Preliminary Information Statement on Schedule 14C
    Filed November 5, 2020
    File No. 0-54355

Dear Mr. Maqbool:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Gregory Sichenzia, Esq.